Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated June 25, 2015 to the Prospectus dated June 30, 2014, the Prospectus Supplement dated June 27, 2014, and the Product Supplement dated June 30, 2014
 US$571,000
Senior Medium-Term Notes, Series C
Autocallable Cash-Settled Notes with Fixed Interest Payments due June 30, 2016
Linked to the Market Vectors® Gold Miners ETF

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This pricing supplement relates an offering of Autocallable Cash-Settled Notes with Fixed Interest Payments linked to the Market Vectors® Gold Miners ETF (the “Reference Stock Issuer”). We refer to the shares of the Reference Stock Issuer as the “Reference Stock.”

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The notes are designed for investors who are seeking fixed periodic interest payments equal to 0.75% of the principal amount per month, as well as a return of principal if the closing price of the Reference Stock on any monthly Call Date is greater than 110% of its Initial Stock Price (the “Call Level”).  Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.

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The notes will bear interest at a rate equal to 0.75% of the principal amount per month ($7.50 per $1,000 in principal amount).  Interest will be payable on the final business day of each month, beginning on July 28, 2015, and until the maturity date, subject to the automatic redemption feature.

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If on any Call Date, the closing price of the Reference Stock is greater than the Call Level, the notes will be automatically called. On the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

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The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Stock Price below the Trigger Price during the Monitoring Period (a “Trigger Event”), as described below.

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If the notes are not automatically redeemed, a Trigger Event has occurred, and the Final Stock Price is lower than the Initial Stock Price on the Valuation Date, investors will be subject to one-for-one loss of the principal amount of the notes for any percentage decrease from the Initial Stock Price to the Final Stock Price. In such a case, you will receive a cash amount at maturity that is less than the principal amount.

•	The notes will not be listed on any securities exchange.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	The offering priced on June 25, 2015, and the notes will settle through the facilities of The Depository Trust Company on June 30, 2015.

•	The notes are scheduled to mature on June 30, 2016.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount	Initial Stock Price	Trigger Price	CUSIP	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
0092	Market Vectors® Gold Miners ETF	GDX	US$571,000	US$18.17	US$12.72	06366RQ32	100%	2.10% US$11,991.00	97.90% US$559,009.00

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $964.20 per $1,000 in principal amount. As discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Stock:	Shares of Market Vectors® Gold Miners ETF (ticker symbol: GDX)

Interest Rate:	0.75% of the principal amount per month unless earlier redeemed. Accordingly, each interest payment will equal $7.50 for each $1,000 in principal amount per month.

Interest Payment Dates:	Interest will be payable on the final business day of each month, beginning on July 28, 2015, and until the maturity date, subject to the automatic redemption feature.

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than the Call Level, the notes will be automatically redeemed.

Payment upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

Call Dates:
July 28, 2015, August 26, 2015, September 25, 2015, October 27, 2015, November 24, 2015, December 28, 2015, January 26, 2016, February 24, 2016, March 28, 2016, April 26, 2016, May 25, 2016 and the Valuation Date.

Call Settlement Dates:	The third business day following the applicable Call Date. The call settlement date for the final Call Date will be the maturity date.

Payment at Maturity:
If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless (a) a Trigger Event has occurred and (b) the Final Stock Price is less than the Initial Stock Price.

If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change)]

This amount will be less than the principal amount of your notes, and may be zero.

You will receive the applicable interest payment at maturity, whether or not a Trigger Event has occurred.

Trigger Event:	A Trigger Event will be deemed to occur if the closing price of the Reference Stock is less than the Trigger Price on any trading day during the Monitoring Period.

Monitoring Period:	The period from the pricing date to and including the Valuation Date.

Percentage Change:	Final Stock Price - Initial Stock Price	, expressed as a percentage
Initial Stock Price

Initial Stock Price:
US$19.99, which was the closing price of the Reference Stock on the Pricing Date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Call Level:	US$21.81, which is 110% of the Initial Stock Price (rounded to two decimal places).

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

Trigger Price:	US$12.72, which is 70% of the Initial Stock Price (rounded to two decimal places).

Pricing Date:	June 25, 2015

Settlement Date:	June 30, 2015

Valuation Date:	June 27, 2016

Maturity Date:	June 30, 2016

Physical Delivery Amount:	We will only pay cash on the maturity date, and you will have no right to receive any shares of the Reference Stock.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 30, 2014, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 30, 2014:
http://www.sec.gov/Archives/edgar/data/927971/000121465914004757/b626141424b5.htm

•	Prospectus supplement dated June 27, 2014:
https://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014:
https://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether a Trigger Event has occurred.   If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change from the Initial Stock Price. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes, and your payments on the notes could be limited to the monthly interest payments.

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The protection provided by the Trigger Price may terminate on any day during the Monitoring Period. — If the closing price of the Reference Stock on any trading day during the Monitoring Period is less than the Trigger Price, you will be fully exposed at maturity to any decrease in the price of the Reference Stock.  Under these circumstances, if the Percentage Change on the Valuation Date is less than zero, you will lose 1% (or a fraction thereof) of the principal amount of your investment for every 1% (or a fraction thereof) that the Final Stock Price is less than the Initial Stock Price.  You will be subject to this potential loss of principal even if, after the Trigger Event, the price of the Reference Stock increases above the Trigger Price.

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Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than the Call Level. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

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Your return on the notes is limited to the applicable interest payments, regardless of any appreciation in the value of the Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount plus the final interest payment.  In addition, if the notes are automatically called, you will not receive a payment greater than the principal amount plus the applicable interest payment, even if the Final Stock Price exceeds the Call Level by a substantial amount.  Accordingly, your maximum return for each $1,000 in principal amount of the notes is equal to the 12 monthly payments of $7.50, or $90, a 9% return.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stock or the securities held by the Reference Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stock and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement is derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Reference Stock, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the Reference Stock or a security directly linked to the Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Reference Stock or a security directly linked to the performance of the Reference Stock and held that investment for a similar period.  Your notes may trade quite differently from the Reference Stock.  Changes in the price of the Reference Stock may not result in comparable changes in the market value of your notes.  Even if the price of the Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Reference Stock increases. In addition, any dividends or other distributions paid on the Reference Stock will not be reflected in the amount payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the Reference Stock, or any securities held by the Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities.

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No Delivery of Shares of the Reference Stock. — The notes will be payable only in cash. You should not invest in the notes if you seek to have the shares of the Reference Stock delivered to you at maturity.

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Changes that affect the Underlying Index will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. — The policies of the NYSE Arca, the sponsor of the NYSE Arca Gold Miners Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Stock, the amount payable on the notes at maturity, whether the notes are automatically called, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the index sponsor discontinues or suspends the calculation or publication of the underlying index.

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Adjustments to the Reference Stock could adversely affect the notes. — Van Eck Associates Corporation (“Van Eck”), as the sponsor and advisor of the Reference Stock, is responsible for calculating and maintaining the Reference Stock. Van Eck can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We have no affiliation with the index sponsor and will not be responsible for its actions. — The sponsor of the Underlying Index is not our affiliate, and will not be involved in the offering of the notes in any way.  Consequently, we have no control over the actions of the index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  The index sponsor has no obligation of any sort with respect to the notes.  Thus, the index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to the index sponsor.

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We and our affiliates do not have any affiliation with the investment advisor or the Reference Stock Issuer and are not responsible for its public disclosure of information. — The investment advisor of the Reference Stock Issuer advises the Reference Stock Issuer on various matters, including matters relating to the policies, maintenance and calculation of the Reference Stock. We and our affiliates are not affiliated with the investment advisor or the Reference Stock Issuer in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding the methods or policies relating to the Reference Stock. Neither the investment advisor nor the Reference Stock Issuer is involved in the offering of the notes in any way or has any obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock Issuer that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor, the Reference Stock Issuer or the Reference Stock contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Reference Stock Issuer.

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The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

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The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Stock Issuer’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including in the Reference Stock, the securities that it holds, or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock, such securities, or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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The holdings of the Reference Stock are concentrated in the gold and silver mining industries. — All or substantially all of the equity securities held by the Reference Stock are issued by gold or silver mining companies. An investment in the notes linked to the Reference Stock will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the notes may have increased volatility as the share price of the Reference Stock may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

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Relationship to gold and silver bullion. — The Reference Stock invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The Reference Stock may under- or over-perform gold bullion and/or silver bullion over the term of the notes.

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You must rely on your own evaluation of the merits of an investment linked to the Reference Stock. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Reference Stock or the securities held by the Reference Stock.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Reference Stock or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to Reference Stock at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis, and they sought taxpayer comments on the subject.  While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $70.00 (70% of the hypothetical Initial Stock Price), a hypothetical Call Level of $110 (110% of the hypothetical Initial Stock Price), the Interest Rate of 0.75% per month, a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) a Trigger Event occurs or (ii) if a Trigger Event does not occur.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether its closing price is below the Trigger Price on any trading day during the Monitoring Period.  If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable interest payment.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity (Excluding Interest Payments)
		(i) if the closing market price of the Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the Reference Stock falls below the Trigger Price on any day during the Monitoring Period
$150.00	150.00%	$1,000.00	$1,000.00
$125.00	125.00%	$1,000.00	$1,000.00
$110.00	110.00%	$1,000.00	$1,000.00
$100.00	100.00%	$1,000.00	$1,000.00
$90.00	90.00%	$1,000.00	$900.00
$85.00	85.00%	$1,000.00	$850.00
$75.00	75.00%	$1,000.00	$750.00
$70.00	70.00%	$1,000.00	$700.00
$65.00	65.00%	N/A	$650.00
$50.00	50.00%	N/A	$500.00
$25.00	25.00%	N/A	$250.00
$0.00	0.00%	N/A	$0.00

U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

Autocallable RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
0092	Market Vectors® Gold Miners ETF	9.00%	0.84%	8.16%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated June 30, 2014 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. This commission will include a selling concession paid by BMOCM or one of its affiliates to certain dealers of up to 1.6% of the principal amount in connection with the distribution of the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date was determined based on market conditions on the Pricing Date.

The Reference Stock

We have derived the following information regarding the Reference Stock from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Reference Stock Issuer and the Reference Stock Issuer will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Reference Stock or to the securities in the Underlying Index. Neither we nor BMOCM participates in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to the Reference Stock in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Reference Stock have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock could affect the value of the shares of the Reference Stock and therefore could affect the Payment at Maturity or whether the notes are called.

The selection of the Reference Stock is not a recommendation to buy or sell the shares of the Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Reference Stock. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to the Reference Stock may be obtained through the SEC’s website at http://www.sec.gov.

The Reference Stock is an investment portfolio maintained, managed and advised by Van Eck. The Market Vectors® ETF Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Reference Stock.

The Reference Stock is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.”

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver.

The Reference Stock utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock will invest in all of the securities which comprise the Underlying Index. The Reference Stock will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by NYSE Arca. Such information reflects the policies of, and is subject to change by, NYSE Arca. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

The Underlying Index includes common stocks, ADRs and GDRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors.  Generally, this will include exchanges in most developed markets and major emerging markets, and will include companies that are cross-listed, e.g., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The Underlying Index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that were included in the Underlying Index prior to September 23, 2013).  Also, the Underlying Index maintains exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Underlying Index weight at each rebalance.

Only companies with market capitalizations greater than $750 million that have an average daily volume of at least 50,000 shares over the past three months and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Underlying Index. Starting in December 2013, for companies that were included in the Underlying Index prior to September 23, 2013, the market capitalization requirement at each rebalance became $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion. The Underlying Index’s benchmark value was 500.00 at the close of trading on December 20, 2002.

Calculation of the Underlying Index. The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance.  The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if (1) the market capitalization falls below $450 million, or (2) the traded average daily shares for the previous three months is lower than 30,000 shares and the traded average daily value for the previous three months is less than $600,000.

At the time of the quarterly rebalance, the component security quantities will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)
the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantity of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Historical Information of the Reference Stock

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2011 through the Pricing Date.

		High (in $)	Low (in $)
2011	First Quarter	60.79	53.12
	Second Quarter	63.95	51.80
	Third Quarter	66.69	53.75
	Fourth Quarter	63.32	50.07

2012	First Quarter	57.47	48.75
	Second Quarter	50.37	39.34
	Third Quarter	54.81	40.70
	Fourth Quarter	54.25	44.85

2013	First Quarter	47.09	35.91
	Second Quarter	37.45	22.22
	Third Quarter	30.43	22.90
	Fourth Quarter	26.52	20.39

2014	First Quarter	27.73	21.27
	Second Quarter	26.45	22.04
	Third Quarter	27.43	21.36
	Fourth Quarter	21.94	16.59

2015	First Quarter	22.94	17.67
	Second Quarter (through the Pricing Date)	20.82	18.17

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 2, 2014, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on July 3, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 2, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K filed on July 3, 2014.